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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934

For the month of June 2007
Commission File Number 28980
ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files
or will file annual reports under cover of Form 20-F
or Form 40-F.
Form 20-F    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether by furnishing the
information contained in this Form, the registrant is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.   Yes     No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82- __________.
SIGNATURES

     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals
Inc.

(Registrant)
Date:	June 8, 2007
By
\S\ Roland M. Larsen

President & CEO
SEC1815 (05-06)

This Management Proxy Circular solicits YELLOW
Proxies
in favour of Management





NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS OF
ROYAL STANDARD MINERALS INC.
TO BE HELD ON JUNE 26, 2007
AND ACCOMPANYING MANAGEMENT PROXY CIRCULAR




May 24, 2007
If you have any questions or require assistance in voting your YELLOW Proxy, please call:

GEORGESON
TOLL FREE: 1 (866) 690-7476



ROYAL STANDARD MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Royal Standard Minerals Inc. (the "Company" or "RSM") will be held in the Prince William Room at the Hilton Hotel, Market Square, Saint John, New Brunswick, Canada on Tuesday, June 26, 2007 at the hour of 10:00 o'clock in the morning
(New Brunswick time) for the following purposes:
1.	To receive and consider the audited financial statements of the
Company for the twelve months ended January 31, 2007, together with a report of the auditors thereon;
2.	To elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;
3.	To appoint auditors and to authorize the directors to fix their remuneration;
4.	To consider, and if deemed advisable, pass, with or without
variation, a resolution in the form attached as Schedule "F" to the accompanying management proxy circular (the "Circular") reconfirming the Company's rolling stock option plan;
5.	To consider and, if deemed advisable, to pass with or without variation, a special resolution (the "Continuance Resolution"), the form of which is set forth in Schedule "A" to the Circular, authorizing the discontinuance of the Company pursuant to section
127 of the Business Corporations Act (New Brunswick) and the continuance (the "Continuance") of the Company pursuant to section 187(1) of the Canada Business Corporations Act, including approving the related articles of continuance in the form attached as Schedule "B";
6.	To consider, and if deemed advisable, adopt a resolution in the form attached as Schedule "D" to the accompanying Circular,
confirming the repeal of all prior by-laws of the Company and the adoption of By-law No. 1 as a new by-law, subject to the
Continuance occurring; and
7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.
This Notice is accompanied by a YELLOW form of proxy, the Circular and the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2007. Reference should be made to the accompanying Circular for details of the above matters.
The Board of Directors has fixed the close of business on May 11, 2007 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournment or postponement thereof, and to vote at the Meeting.
Your vote is important regardless of the number of common shares you own. Whether or not you are able to attend, if you are a registered holder, we urge you to complete the enclosed YELLOW form of proxy and return it to Equity Transfer & Trust Company by fax to (416) 361-0470 or by mail to 200 University Avenue, Suite 400, Toronto Ontario,
Canada M5H 4H1, or in accordance with the instructions in the enclosed YELLOW form of proxy, by no later than 10:00 a.m. (Toronto time) on June 22, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of any adjournment or postponement of the Meeting. The time limit for deposit of proxies may be waived by the chairman of the Meeting at his/her discretion without notice. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you hold your common shares through a broker or an intermediary, we urge you to complete the applicable voting instruction form or provide your voting instructions by other acceptable methods. If you have any questions, please contact our proxy solicitation agent, Georgeson, toll-free at 1 (866) 690-7476. Registered holders of RSM common shares who validly dissent from the Continuance Resolution will be entitled to be paid the fair value of their RSM common shares, subject to strict compliance with Section 131 of the Business Corporations Act (New Brunswick).
DATED this 24th day of May, 2007.
BY ORDER OF THE BOARD

ROLAND M. LARSEN,
President


SECTION 1	INFORMATION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included or incorporated by reference in the Management Proxy Circular are forward-looking statements. Such statements represent the Company's expectations or beliefs concerning, among other things, future operating results and various components thereof, or RSM's future economic performance. The projections, expectations and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties that may cause RSM's actual performance or financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements are made based on management's projections, expectations and beliefs on the date the statements are made and the Company does not intend, and does not assume, except as expressly required by law, any obligation to update these forward-looking statements if these beliefs, estimates, opinions or other circumstances should change. Shareholders are cautioned against attributing undue certainty to forward-looking statements. Although RSM has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as was anticipated, estimated or intended.



ROYAL STANDARD MINERALS INC.
MANAGEMENT PROXY CIRCULAR
SECTION 2	VOTING INFORMATION
Who is soliciting my proxy?
The management ("Management") of Royal Standard Minerals Inc. (the
"Company" or "RSM") is soliciting your proxy for use at the annual and special meeting of shareholders of the Company (the "Meeting")
scheduled to be held in the Prince William Room at the Hilton Hotel,
Market Square, Saint John, New Brunswick, Canada on June 26, 2007 at
the hour of 10:00 o'clock in the morning (New Brunswick time). In connection with this solicitation, Management is providing you with this information circular (the "Circular").
How will the solicitation be made?
The solicitation will be primarily by mail, telephone, email and/or facsimile. Proxies may also be solicited personally, by telephone, email or facsimile, at nominal cost, or by agents of the Company hired for that purpose. Georgeson Shareholder Communications Canada Inc.
will be acting as soliciting agent for the Company to solicit proxies for the Meeting. In connection with these services, Georgeson is expected to receive a fee of approximately CAD$25,000 (subject to adjustment in certain circumstances) and will be reimbursed for its reasonable out-of-pocket expenses. If you do not attend at the Meeting and vote in person, you should sign and return the enclosed YELLOW proxy form to ensure your votes are exercised at the Meeting. The cost of solicitation will be borne by the Company.
What will I be voting on?
At this year's Meeting, you will be voting on:
1.	Electing directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;
2.	Appointing McCarney Greenwood LLP, Chartered Accountants, as the
Company's auditors;
3.	Reconfirming the Company's rolling stock option plan;
4.	The discontinuance of the Company under the Business Corporation
Act (New Brunswick) and the continuance of the Company under the
Canada Business Corporations Act and the related articles of continuance;
5.	Confirming the repeal of all prior by-laws of the Company and the adoption of By-law No. 1 as a new by-law, subject to the
Continuance occurring; and
6.	Such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.
How will these issues be decided?
For matters other than the election of directors and the continuance of the Company under the Canada Business Corporations Act (the
"CBCA"), a simple majority of votes cast, either by proxy or in person, will constitute approval of each of the items specified in this Circular. For these matters, each shareholder is entitled to one vote for each common share held at the close of business on May 11,
2007 (the "Record Date"). The list of shareholders entitled to vote will be available for inspection during usual business hours, at the office of the registrar and transfer agent of the Company, namely
Equity Transfer & Trust Company (the "Registrar and Transfer Agent")
and at the Meeting.
With respect to the election of directors, the Business Corporations
Act (New Brunswick) (the "NBBCA") provides for cumulative voting so that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares of the Company held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one nominee or distribute them among the nominees in any manner. See "Election of Directors".
With respect to the continuance of the Company under the CBCA
(including the alteration of the Company's share capital), to be effective, the Continuance Resolution must be passed by at least two-
thirds of the votes cast by those shareholders present in person or by proxy at the Meeting.
How many shares are outstanding?
The number of common shares outstanding on May 11, 2007 was 83,929,825 common shares outstanding.
Are there any principal shareholders?
As of May 11, 2007, to the knowledge of the Company, Sprott Asset
Management was the beneficial owner of, or had control or direction over approximately 14,200,000 of the Company's outstanding common shares.  To the knowledge of the Company, no other person beneficially owned, directly or indirectly, or exercised control or direction over,
10% or more of the Company's outstanding common shares.
How do I vote?
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting, or in advance by proxy as explained below. If your shares are held in the name of a nominee, please see the instructions below under the heading "How can a Non-Registered or Beneficial Shareholder vote?".  If common shares were transferred to you on or after the Record Date and you wish to vote your common shares at the Meeting, or in advance by proxy, you must advise the transfer agent not less than ten (10) days prior to the date of the Meeting, being no later than June 15, 2007, that you are the owner of such shares, evidenced by documentation satisfactory to the Company and its transfer agent.
How do I vote in advance by proxy?
Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. You can use the enclosed YELLOW proxy form, or any other proper form of proxy, to appoint your proxyholder. The individuals named in the enclosed YELLOW proxy form are being nominated as directors of the Company. However, you may appoint another individual to represent you at the Meeting, including an individual that is not a shareholder. You may do so by striking the names printed on the YELLOW proxy form and inserting another person's name in the blank space provided or by completing another proxy form.
To ensure being counted, the completed YELLOW proxy forms must be deposited with the Registrar and Transfer Agent by no later than 10:00
a.m. (Toronto time) on June 22, 2007, or no later than 48 hours
(excluding Saturdays, Sundays and holidays) preceding the time of any adjournment or postponement of the Meeting, subject to the discretion of the chair of the Meeting without notice to waive the time limit for deposit of proxies. All proxies cease to be valid one year from their date.
How will my proxy be voted?
On the YELLOW proxy form, you may indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the YELLOW proxy form how you want your shares to be voted on a particular issue (by indicating FOR,
AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly. If you have not specified on the YELLOW proxy form how you want your shares to be voted on a particular issue, then your proxyholder may vote your shares as he or she sees fit. With respect to the election of directors, see "Election of Directors".
Unless contrary instructions are provided, common shares represented by proxies received by Management, will be voted:
1.	FOR the election of directors named in this Circular;
2.	FOR the appointment of the auditors named in this Circular and authorizing the directors to fix the auditors' remuneration;
3.	FOR the ordinary resolution reconfirming the Company's rolling stock option plan;
4.	FOR the special resolution approving the discontinuance of the
Company under the NBBCA and the continuance of the Company under the CBCA and the related articles of continuance (including the alteration of the Company's share capital); and
5.	FOR the repeal of all prior by-laws of the Company and the
ratification of the Company's new By-law No. 1, subject to the
Continuance occurring.
What if amendments or other matters are brought to the Meeting?
The enclosed YELLOW proxy form gives the individuals named on it the authority to use their discretion in voting on amendments to or variations of matters identified in the Notice of Meeting and other matters, which may properly come before the Meeting. At the time of printing this Circular, Management knows of no such amendments, variations or other matters. If any matters, which are not now known, should properly come before the Meeting, the individuals named in the
YELLOW proxy form will vote on such matters in accordance with their judgment.
What if I want to revoke my proxy?
You can revoke your proxy at any time before it is acted upon. In accordance with subsection 91(4) of the Business Corporations Act (New Brunswick), a shareholder who has given a proxy may revoke it any time before it is exercised:
(a)	by completing and signing a YELLOW proxy bearing a later
date and depositing it as aforesaid;
(b)	by depositing an instrument of revocation in writing
executed by him or her, or by his or her attorney authorized in writing or, if the RSM shareholder is a body corporate,
under its corporate seal or by an officer or attorney
thereof duly authorized: (i) to the Company, c/o Equity
Transfer & Trust Company, 200 University Avenue, Suite 400,
Toronto Ontario, Canada M5H 4H1, at any time up to and
including the last business day preceding the day of the
Meeting, or any adjournment thereof, at which the proxy is
to be used; or (ii) with the Chairman of the Meeting on the
day of the Meeting or any adjournment thereof; or
(c)	in any other manner permitted by law.
How can a Non-Registered or Beneficial Shareholder vote?
Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares of the
Company beneficially owned by a holder (a "non-registered
shareholder") are registered either: (a) in the name of an
intermediary that the non-registered shareholder deals with in respect of the shares (intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as CDS Clearing and Depository Services
Inc. or "CDS"). In accordance with Canadian securities law, the
Company has distributed copies of the Notice of Meeting and this
Circular (collectively, the "Meeting Materials") to intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Meeting Materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward the Meeting Materials to non-registered shareholders. Non-registered shareholders who have declined to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered shareholders to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the procedures set out below, depending on which type of form they receive.
A.	Voting Instruction Form. In most cases, a non-registered
shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the shareholder's behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. If a non-
registered shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on the
shareholder's behalf), the non-registered shareholder must
complete, sign and return the voting instruction form in
accordance with the directions provided, or
B.	Form of Proxy. Less frequently, a non-registered shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the
number of shares beneficially owned by the non-registered
shareholder but which is otherwise uncompleted. If the non-
registered shareholder does not wish to attend and vote at the
Meeting in person (or have another person attend and vote on the non-registered shareholder's behalf), the non-registered shareholder should complete the form of proxy and deposit it with the Company, c/o the Registrar and Transfer Agent, Equity
Transfer & Trust Company, by fax to (416) 361- 0470 or by mail to 200 University Avenue, Suite 400, Toronto Ontario, Canada M5H
4H1. If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the shareholder's behalf), the non-registered shareholder must strike out the names of the persons named in the proxy and insert the non-registered shareholder's (or such other person's)
name in the blank space provided.
A beneficial shareholder may revoke a voting instruction form or proxy authorization form or a waiver of the right to receive Meeting
Materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary may not act on a revocation of a voting instruction form or proxy authorization form or a waiver of the right to receive Meeting Materials and to vote that is not received by the intermediary in sufficient time prior to the
Meeting.
Non-registered shareholders should review the instructions on the forms they receive well in advance of the Meeting and contact their broker or intermediaries or the Company's solicitation agent,
Georgeson Shareholder Communications Canada Inc. (1 (866) 690-7476),
well in advance of the Meeting, if they need assistance.
How Can I Vote in Person at the Meeting?
You can vote in person only if you are a registered shareholder or appointed proxyholder. If you are a non-registered shareholder wishing to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you may strike out the names of the persons indicated in the proxy form and insert your (or such other person's) name in the blank space provided. In the case of a voting instruction form, follow the corresponding directions on the form. In either case, you should carefully follow the instructions of your intermediary and its service company, including those regarding when and where the proxy, voting instruction form or proxy authorization form is to be delivered, to ensure that instructions respecting the voting of your shares are communicated to the appropriate person.
SECTION 3	BUSINESS OF THE ANNUAL AND SPECIAL MEETING
Except where otherwise indicated, information contained herein is given as of May 11, 2007. Unless otherwise specified, all references to "common shares", "shares" or "RSM shares" refers to common shares of the Company. All amounts set out in this Circular are expressed in
Canadian currency unless otherwise specified.
FINANCIAL STATEMENTS
The Company's consolidated financial statements for the year ended
January 31, 2007 and the report of the auditors thereon, which will be placed before the shareholders at the Meeting, accompany this
Circular.
THE CONTINUANCE
At the Meeting, the shareholders of RSM will be asked to consider and, if thought appropriate, pass a special resolution authorizing the continuance of the Company (the "Continuance") from the Business
Corporations Act (New Brunswick) (the "NBBCA") to the Canada Business Corporations Act (the "CBCA") and the related articles of continuance, subject to receipt of all necessary regulatory approvals.
To be effective, the Continuance Resolution, the text of which is attached to this Circular as Schedule "A", must be passed by at least two-thirds of the votes cast by those shareholders present in person or by proxy at the Meeting.
Should the Continuance Resolution be approved, the Board of Directors will have the authority to prepare and file a continuation application with the Director under the CBCA. The Continuance Resolution provides that the directors of RSM may determine not to implement the
Continuance, without further action on the part of RSM's shareholders at any time prior to the continuance under the CBCA. In particular, the directors may determine not to present the Continuance Resolution to the Meeting or, if the Continuance Resolution is presented to the
Meeting and approved, may determine not to proceed with completion of the Continuance and filing the articles of continuance under the CBCA.
In the event that shareholder approval to the Continuance Resolution is not given, the Company will continue to be governed by the provisions of the NBBCA.
The Board of Directors unanimously recommends that shareholders VOTE
IN FAVOUR of the Continuance Resolution.
To be effective, the Continuance Resolution must be passed by at least two-thirds of the votes cast by those shareholders present in person or by proxy at the Meeting. It is intended that proxies received in favour of those persons named in the YELLOW proxy will be voted FOR the Continuance Resolution, including on any ballot that may be called in relation to the approval of the Continuance Resolution, unless the shareholder has specified in the YELLOW proxy that his or her common shares are to be voted against the Continuance Resolution.
Registered holders of the Company's shares who validly dissent from the Continuance Resolution will be entitled to be paid the fair value of their RSM common shares, subject to strict compliance with Section
131 of the NBBCA.
Reason for the Continuance
The Board of Directors has determined that it is in the best interests of the Company to continue under the CBCA as the CBCA is a more common corporate statute for internationally focussed companies based in
Canada.
Continuance Process
In order to continue as a company under the CBCA, the following principal steps must be taken:
*	pursuant to the provisions of the NBBCA, RSM must obtain the approval of the RSM shareholders by special resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy at the Meeting;
*	RSM must make application to the Director under the CBCA to
continue under the CBCA and obtain a Certificate of
Discontinuance under the NBBCA.
The foregoing does not purport to be a comprehensive statement of the steps needed to continue the Company under the CBCA, rather, it is a broad outline of the steps involved.
Upon the Continuance becoming effective, the Company will be deemed to have been incorporated under and will be subject to the CBCA, and will cease to be a corporation continued under the NBBCA.
Summary Comparison of Shareholder Rights
The provisions of the NBBCA and the CBCA regulate, among other things, the establishment, management, required records and capital
alterations of companies incorporated under their respective legislative jurisdictions. As well, both statutes set out shareholder rights and remedies in respect of the corporations governed by them.
The provisions of the NBBCA and the CBCA are substantially the same in many respects. The following summary describes the significant similarities and differences between the two statutes insofar as they affect the rights of shareholders. The following is a summary only and does not purport to be, nor should it be considered to be, an exhaustive analysis of such similarities and differences and shareholders should consult their own legal advisors if they wish further information concerning these matters.
Oppression Remedy. Pursuant to the NBBCA, where any act, omission, conduct of business, or exercise of the powers of directors is determined to be oppressive or unfairly prejudicial to a complainant, a court may make any order it sees fit to rectify the matter complained of.  Similar rights are available to shareholders under the
CBCA.
Derivative Actions. Pursuant to the NBBCA, a complainant may apply to a court for leave to bring an action on behalf of a corporation or any subsidiaries or intervene in an action for the purpose of prosecuting, defending or discontinuing an action of the corporation. Similar rights are available under the CBCA.
Dissent Rights. Pursuant to the NBBCA, a holder of shares of any class of a corporation may dissent if, among other things, the corporation resolves to amend its articles to provide that shareholder meetings may be held outside of New Brunswick; amalgamate; be continued under the laws of another jurisdiction; or sell, lease, or exchange all or substantially all its property. There are similar dissent rights available to shareholders under the CBCA, two exceptions being that
(i) the CBCA does not provide for dissent rights where a corporation seeks to amend its articles to provide that shareholder meetings may be held outside of the jurisdiction, and (ii) the CBCA provides for dissent rights if the corporation resolves to amend its articles to carry out a going-private transaction or a squeeze-out transaction.
Number of directors.  Under the CBCA, a distributing corporation
(which would include RSM) must have at least 3 directors, at least two of whom are not officers or employees of the corporation or its affiliates. Under the NBBCA, presently applicable to RSM, there is no minimum number of directors. The existing articles of the Company stipulate that the Company have at least one (1) director.  If the
Continuance is approved at the Meeting and subsequently occurs, the
New Articles (as defined below) shall provide for a minimum of three
(3) and a maximum of twenty (20) directors.
Qualifications of directors.  The requirements for an individual to be a director are generally the same in both jurisdictions, although the
NBBCA also prohibits a person from being a director if he or she has been convicted within the past three years of an offence relating to the promotion, formation or management of a corporation or involving fraud. The CBCA does require that a corporation have a minimum number of Canadian residents as directors and, as a consequence thereof, following the Continuance, the Company will be required to have at least 25% resident Canadians on its board.
Cumulative Voting.  Presently, the shareholders of RSM have cumulative voting rights in the election of directors as provided for under the
NBBCA. Cumulative voting permits each shareholder entitled to vote at a meeting of shareholders to cast that number of votes equal to the number of votes attached to the shares held by him or her multiplied by the number of directors to be elected.  The shareholder is entitled to cast all such votes in favour of one candidate for director or distribute them among the candidates in any manner. Cumulative voting is not required under the CBCA and the New Articles (as defined below)
do not provide for cumulative voting.
Auditors and Financial Statements.  The NBBCA does not require a corporation to appoint an auditor or that financial statements be subject to audit.  Further, under the NBBCA, financial statements can be prepared in accordance with generally accepted accounting principles applicable in non-Canadian jurisdictions. Notwithstanding,
RSM has at all material times appointed an auditor; the auditor of RSM presently is McCarney Greenwood LLP.
Under the CBCA, a distributing corporation must appoint an auditor and financial statements must be prepared in accordance with the standards adopted by Canadian Institute of Chartered Accountants (CICA).
Further, under the CBCA, a distributing corporation is required to appoint an audit committee and, while the NBBCA does not contain a similar requirement, RSM has at all material times had an audit committee.
Pre-Emptive Rights. Under the NBBCA, unless otherwise provided in the articles of a corporation, shareholders have pre-emptive rights in respect of the issuance of certain securities of a corporation.  Under the CBCA, the granting of pre-emptive rights is permissive rather than mandatory and the New Articles (as defined below) will not provide for any such rights.
Take-Over Bid Rules.  Unlike the CBCA, the NBBCA provides that any person or corporation which offers to acquire shares which result in such person or corporation holding more than 50% of the outstanding shares of the corporation must make an identical offer to all the shareholders of the corporation. However, RSM will continue to be subject to applicable securities laws which provide comprehensive take-over bid rules which, in general, and subject to specific exceptions, provide that any person who offers to Canadians to acquire shares of a corporation which results in such person holding more than
20% of the corporation's outstanding voting or equity shares must make the offer to all shareholders and require an offeror to send a take-
over bid circular to all shareholders.
Financial Assistance.  The NBBCA imposes restrictions on the giving by a corporation of financial assistance to shareholders and certain related parties and, furthermore, prohibits the giving of financial assistance by a corporation in connection with the purchase of a share of the corporation.  There is no similar provision under the CBCA.
Shareholder Proposals for the Election of Directors.  The NBBCA
provides that holders of not less than 10% of the voting shares of a corporation may submit a proposal with respect to the election of directors.  The corresponding threshold under the CBCA is 5%.
Mandatory Solicitation of Proxies.  The NBBCA contains no provisions relating to the mandatory solicitation of proxies. The CBCA provides that, unless the corporation has less than 15 shareholders or unless all of the shareholders have waived the solicitation of proxies, the management of the corporation must provide a form of proxy together with the notice of such meeting to each shareholder who is entitled at that time to receive notice of the meeting.  Further, with certain exceptions, the CBCA prohibits the solicitation of proxies without the delivery of either a management proxy circular or a dissident's proxy circular. As well, RSM will continue to be subject to applicable securities laws, which provide comprehensive proxy solicitation rules. Requisition of Meeting by Shareholders. The NBBCA provides that holders of not less than 10% of the voting shares of a corporation may require the directors to hold a meeting, subject to certain exceptions where the Board has already set a record date or called a meeting, and notice thereof has been given, and subject to certain prescribed purposes. Under the CBCA, the corresponding threshold is 5%.
Investigations of Corporations.  Under the NBBCA, the holders of not less than 10% of the issued shares of any class of a corporation may apply to the Court for an order requiring that an investigation be made of a corporation or of any affiliated corporation.  Under  the
CBCA, any security holder (which term includes any shareholder) may make such an application.
Apportionment of Damages. Under the CBCA, a defendant or third party who has been found responsible for a financial loss (as defined in the
CBCA) is liable to the plaintiff only for the portion of damages that corresponds to their degree of responsibility for the loss, subject to the absence of a finding of any fraudulent or dishonest act on the part of the defendant or third party, and further subject to reallocation in certain circumstances. There is no corresponding provision for apportionment of damages under the NBBCA.
Articles of Continuance
If the Continuance Resolution is approved by shareholders, the Company currently intends to file with the Director under the CBCA the articles of continuance in the form set forth in Schedule "B". The decision to proceed with the Continuance may change in the Board's discretion and/or if, among other things, there are material dissents in respect of the Continuance Resolution.
Proposed Articles
Upon the Continuance of RSM becoming effective, new articles of continuance of RSM, substantially in the form attached as Schedule "B"
to this Circular (the "New Articles"), will replace the existing articles of the Company. These New Articles provide, among other things:
*	for a minimum of three (3) and a maximum of twenty (20) directors of RSM;
*	for (i) the creation of a new class of preferred shares in the capital of the Company unlimited in number and issuable in
series; (ii) the deletion of the existing class of special
shares; and (iii) confirmation of the rights, privileges,
restrictions and conditions attaching to the common shares (see
"Share Capital Reorganization" below for a discussion of the
Share Capital Reorganization);
*	that the directors may appoint one or more additional directors from time to time, who shall hold office for a term expiring not later than the close of the next annual general meeting of
shareholders, provided that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders; and
*	for shareholder meetings to be held at a place, as the directors of the Company may determine from time to time, within Canada or in Nevada, USA.
The foregoing description of certain material provisions of the New
Articles is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the proposed New
Articles, which are attached as Schedule "B" to this Circular.
Share Capital Reorganization
As part of, and subject to the Continuance occurring, the Company's
New Articles will provide for (i) a new class of preferred shares in the capital of the Company unlimited in number and issuable in series ("Preferred Shares"); (ii) the deletion of the existing class of special shares ("Special Shares"); and (iii) the confirmation of the rights, privileges, restrictions and conditions attaching to the common shares (collectively, the "Share Capital Reorganization"). The rights, privileges, restrictions and conditions attaching to the
Preferred Shares and the common shares are set out in Appendix 1 attached to the New Articles set out in Schedule "B" to this Circular.
If the Continuance Resolution is approved by shareholders at the
Meeting and the Company is continued under the CBCA, the authorized capital of the Company will consist of an unlimited number of common shares and an unlimited number of Preferred Shares, issuable in series.
Creation of Preferred Shares
The Board has resolved, subject to the Continuance, to create a new class of shares in the capital of the Company designated as Preferred
Shares. The Company would be authorized to issue an unlimited number of Preferred Shares, issuable in series. The rights, privileges, restrictions and conditions attaching to the Preferred Shares would be as set out in Appendix 1 attached to the New Articles set out in
Schedule "B" to this Circular. The Board believes that the creation of the Preferred Shares would provide the Company with greater
flexibility to raise financing or achieve other corporate objectives in appropriate circumstances, especially as the Company's or its subsidiaries' businesses are conducted primarily outside Canada. Tax and other considerations may affect the rights attached to the
Preferred Shares on any financing. In addition, while the class of
Preferred Shares as such shall have no voting rights, it may be appropriate to provide voting rights in a series of Preferred Shares.
This could reduce or otherwise affect the voting rights of the common shares.
Common Share Provisions
The Board has resolved, subject to the Continuance occurring, to confirm the rights, privileges, restrictions and conditions attached to the common shares as set out in Appendix 1 attached to the New
Articles set out in Schedule "B" to this Circular. This is necessary to reflect the preferential rights to be attached to the proposed
Preferred Shares.
Deletion of Special Shares
The Board has resolved, subject to the Continuance occurring, to delete the class of shares referred to as the "Special Shares". No
Special Shares have ever been issued and the Board believes that, in light of the creation of the Preferred Shares, the Special Shares are no longer necessary or desirable.
Potential Creation of "Restricted Shares"
The Preferred Shares of one or more series, or the common shares as a result of the rights that may be attached to the Preferred Shares of one or more series, may, depending upon the applicable rights attached thereto, be considered to be "restricted shares" pursuant to Ontario Securities Commission Rule 56-501 - Restricted Shares ("Rule 56-501").
Under Rule 56-501, the direct or indirect creation of a class or series of restricted shares may constitute a "reorganization". Certain prospectus exemptions under Ontario securities law, and the ability to file a prospectus, may not be available unless certain conditions are met, including, among other things, obtaining minority shareholder approval of the reorganization. "Minority approval" requires the approval of the reorganization by a majority of the votes cast by common share holders, excluding those votes attaching to common shares held directly or indirectly by affiliates or control persons of the
Company. To the knowledge of the Company, there are no such persons, with the result that approval of the Continuance should also represent minority approval for the purposes of Rule 56-501.
While no current direct or indirect creation of restricted shares is contemplated, a future setting of series terms may result in the creation of restricted shares or may result in the common shares becoming restricted shares, and, as a result, approval in accordance with Rule 56-501 is being sought at this time.  All such actions would require the Board to act in accordance with its fiduciary duties. It is not intended that any series of Preferred Shares would be used to interfere with a take-over bid that has been made for the Company in a manner contrary to the exercise of the Board's fiduciary duties. In addition, any such issue would likely be subject to stock exchange approval.
Proposed CBCA By-law
Upon the Continuance of the Company becoming effective, new by-laws of
RSM, substantially in the form attached as Schedule "E" to this
Circular (the "CBCA By-law") will replace the existing by-laws of the
Company. See "Ratification of CBCA By-law".
Dissenting Holders' Rights in Respect of the Continuance Resolution
In this section, a reference to a shareholder means a registered holder of shares. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of the shares is entitled to dissent.
Section 131 of the NBBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes, including changes such as the Continuance and the associated changes in share capital ("Dissent Rights"). Any registered
shareholder who dissents (a "Dissenting Holder") from the Continuance Resolution in compliance with section 131 of the NBBCA, will be entitled to be paid the fair value of the RSM common shares held by such Dissenting Holder determined as of the close of business on the day before the day the Continuance Resolution is adopted, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the Continuance Resolution shall be excluded.
Section 131 of the NBBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a registered shareholder may exercise the
Dissent Rights in respect of RSM common shares that are registered in that RSM shareholder's name.
In many cases, shares beneficially owned by a non-registered holder are registered either: (a) in the name of an intermediary, or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the non-registered holder's name). A non-
registered holder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered holder deals in respect of its shares and either: (i) instruct the intermediary to exercise the Dissent Rights on the non-registered holder's behalf (which, if the RSM common shares are registered in the name of CDS or other clearing agency, may require that such RSM common shares first be re-registered in the name of the Intermediary), or
(ii) instruct the intermediary to re-register such RSM common shares in the name of the non-registered holder, in which case the non-
registered holder would be able to exercise the Dissent Rights directly.
A registered shareholder who wishes to dissent must send a dissent notice to the office of 360 Bay Street, Suite 500, Toronto, Ontario,
Canada M5H 2V6 (Attention: Corporate Secretary) or by facsimile to 416-361-0923 (Attention: Corporate Secretary) to be received at or before the Meeting. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.
The filing of a dissent notice does not deprive a registered shareholder of the right to vote at the Meeting. However, the NBBCA provides, in effect, that a registered shareholder who has submitted a
Dissent Notice and who votes for the Continuance Resolution will no longer be considered a dissenting holder with respect to the
Continuance Resolution. The NBBCA does not provide, and RSM will not assume, that a proxy submitted instructing the proxyholder to vote against the Continuance Resolution or an abstention constitutes a dissent notice, but a registered shareholder need not vote its RSM shares against the Continuance Resolution in order to dissent.
Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Continuance Resolution does not constitute a dissent notice. However, any proxy granted by a registered shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Continuance Resolution, should be validly revoked in order to prevent the proxyholder from voting such
RSM shares in favour of the Continuance Resolution and thereby causing the registered shareholder to forfeit its Dissent Rights.
The Company is required, within ten (10) days after RSM shareholders adopt the Continuance Resolution, to notify each Dissenting Holder that the Continuance Resolution has been adopted. Such notice is not required to be sent to any RSM shareholder who voted for the
Continuance Resolution or who has withdrawn its dissent notice.
A Dissenting Holder who has not withdrawn its dissent notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Continuance Resolution has been adopted, or if the Dissenting
Holder does not receive such notice, within twenty (20) days after learning that the Continuance Resolution has been adopted, send to the
Company a written notice (a "Demand for Payment") containing his, her or its name and address, the number of RSM shares in respect of which he, she or it dissents (the "Dissenting RSM shares"), and a demand for payment of the fair value of such RSM shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Holder must send to the Company or its transfer agent certificates representing RSM shares in respect of which he or she dissents. The transfer agent is required to endorse on certificates received from a Dissenting Holder a notice that the holder is a Dissenting Holder and to forthwith return the share certificates to the Dissenting Holder. A Dissenting
Holder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting RSM shares has no right to make a claim under section 131 of the NBBCA.
Under section 131 of the NBBCA, a Dissenting Holder ceases to have any rights as an RSM shareholder in respect of its Dissenting RSM shares other than the right to be paid the fair value of the Dissenting RSM shares unless (i) the Dissenting Holder withdraws its Dissent Notice before RSM makes an offer to pay ("Offer to Pay"), (ii) RSM fails to make an Offer to Pay in accordance with subsection 131(12) of the
NBBCA and the Dissenting Holder withdraws the Demand for Payment, or
(iii) the directors of RSM revoke the Continuance Resolution, in which case the Dissenting Holder's rights as an RSM shareholder will be reinstated.
The Company is required, not later than seven (7) days after the later of the day that the Continuance becomes effective and the date on which a Demand for Payment is received from a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment an
Offer to Pay for its Dissenting RSM shares in an amount considered by the Board of Directors to be the fair value of the RSM shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The
Company must pay for the Dissenting RSM shares of a Dissenting Holder within ten (10) days after an Offer to Pay has been accepted by a
Dissenting Holder, but any such offer lapses if RSM does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.
If the Company fails to make an Offer to Pay for Dissenting RSM shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, the Company may, within fifty (50) days after the day that the Continuance becomes effective or within such further period as a court may allow, apply to a court to fix a fair value for its
Dissenting RSM shares. If the Company fails to apply to a court, a
Dissenting Holder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. If the Company fails to make an Offer to Pay as provided by the NBBCA, then the costs of a Dissenting Holder application to a court to fix a fair value for its Dissenting RSM shares are required to be paid by the Company unless the court orders otherwise.
If RSM or a Dissenting Holder makes an application to court, the
Company will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court.
Upon any such application to a court, the court may determine whether any person is a Dissenting Holder who should be joined as a party, and the court will then fix a fair value for the Dissenting RSM shares of all Dissenting Holders. The final order of a court will be rendered against RSM in favour of each Dissenting Holder for the amount of the fair value of its Dissenting RSM shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the day that the
Continuance becomes effective until the date of payment.
The foregoing is only a summary of the dissenting holder provisions of the NBBCA which are technical and complex. A complete copy of section
131 of the NBBCA is attached as Schedule "C" to this Circular. It is recommended that any shareholder wishing to avail itself of its
Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the NBBCA may prejudice its
Dissent Rights.
RATIFICATION OF CBCA BY-LAW
The Board of Directors has resolved to repeal all prior by-laws of the
Company and to adopt By-law No. 1, being a new general by-law (the
"CBCA By-law") substantially in the form attached at Schedule "E" to this Circular, as the by-law of RSM, subject to the Continuance occurring. The CBCA By-law is being adopted in order to have a more modern set of by-laws that reflects the Company's continuance under the CBCA.
Pursuant to the NBBCA, a by-law amendment is effective until it is confirmed, rejected or amended, by ordinary resolution, by the shareholders of RSM. However, under its terms, the CBCA By-law is only effective if the Continuance occurs. At the Meeting, shareholders will be asked to pass, with or without amendment, an ordinary resolution, the full text of which is reproduced at Schedule "D" to this Circular
(the "By-law Resolution"), confirming the new CBCA By-law if the
Continuance occurs. For greater certainty, if the Continuance does not occur, the existing by-laws of the Company will remain in full force and effect unless and until amended by the Board of Directors.
Summary of material differences between the existing by-laws and the
CBCA By-law
Under the CBCA By-law, the board of directors of the Company will annually elect, from among its members, an audit committee which shall have the powers and duties and shall meet the minimum composition requirements as provided in the CBCA (it must also meet the
requirements of any securities laws or rules applicable to the
Company).
At meetings of directors, quorum will be present under the CBCA By-law upon the attendance at such meetings of a majority of the number of directors in office or such greater or lesser number as the directors may determine from time to time.  Under the existing by-laws, quorum at a meeting of directors is present upon the attendance at such meeting of at least two-fifths of the number of directors or, the minimum number of directors or such greater number of directors as the board may from time to time determine.
With respect to meetings of shareholders under the CBCA By-law, a quorum of shareholders will be present when the holders of not less than 10% of the shares entitled to vote at the meeting attend in person or are represented by proxy, and at least two (2) persons entitled to vote at the meeting are actually present at the meeting.
The existing by-laws currently state that, subject to the NBBCA in respect of a majority shareholder, a quorum of shareholders is present upon the attendance of two (2) persons entitled to vote at the meeting.  The CBCA By-law also provides that meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. The procedures for such meetings are to be established by the board of directors of the
Company.  The existing by-laws make no provision for the holding of meetings of shareholders in such a manner.
The foregoing description of certain material differences between the existing by-laws of the Company and the CBCA By-law is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the CBCA By-law, the proposed form of which is attached hereto at Schedule "E".
To be effective, the By-law Resolution must be passed by a majority of the votes cast by holders of common shares present in person or represented by proxy at the Meeting. It is intended that proxies received in favour of those persons named in the YELLOW proxy will be voted FOR the By-law Resolution, including on any ballot that may be called in relation to the approval of the By-law Resolution, unless the shareholder has specified in the YELLOW proxy that his or her common shares are to be voted against the By-law Resolution.
STOCK OPTION PLAN
Annual Approval
The Company maintains a stock option plan (the "Stock Option Plan")
which was approved by the shareholders of the Company at its last annual meeting. The purpose of the Stock Option Plan is to develop the interest of bona fide officers, directors, employees, management company employees, and consultants of the Company in the growth and development of the Company by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Company.
The Stock Option Plan is a "rolling" plan under which up to 10% of the issued and outstanding common shares of the Company from time to time, subject to adjustment in certain circumstances, may be issued. The full text of the Stock Option Plan is set out in Schedule "G" to this
Circular.
TSX Venture Exchange ("TSXV") policy requires that such rolling stock option plans be approved by the shareholders of the Company annually at the annual general meeting of the Company. A copy of the Stock
Option Plan has also been submitted to the TSXV for annual approval as required by TSXV policy.
If not approved, then no further options could be granted thereunder, adversely affecting the Company's ability to retain and incentivize staff, but previously granted options would remain valid.
Shareholders will be asked to consider, and if thought fit, vote FOR the Stock Option Plan Resolution, the text of which is set out in
Schedule "F". The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy at the Meeting.
The Board unanimously recommends that shareholders approve the Stock
Option Plan Resolution. It is intended that proxies received in favour of those persons named in the YELLOW proxy will be voted FOR the Stock
Option Plan Resolution, including on any ballot that may be called in relation to the approval of the Stock Option Plan Resolution, unless the shareholder has specified in the YELLOW proxy that his or her common shares are to be voted against the Stock Option Plan
Resolution.
ELECTION OF DIRECTORS
The articles of the Company stipulate that the Board of Directors of the Company (the "Board") shall consist of a minimum of 1 director and a maximum of 7 directors, as determined by the Board from time to time. The Board has fixed the size of the board at 5 directors. If the Continuance is approved at the Meeting and subsequently occurs, the articles of the Company shall provide for a minimum of three (3) and a maximum of twenty (20) directors, as determined by the Board from time to time.
The NBBCA provides for cumulative voting for the election of directors so that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares of the Company held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one nominee or distribute them among all or any of the nominees in any manner. If a shareholder who sends in a proxy does not specify the manner in which votes are to be distributed among the nominees, they will be deemed to be distributed equally among all nominees voted for. The NBBCA further provides that a separate vote of shareholders must be taken with respect to each nominee for director unless a resolution is unanimously passed by the
Meeting permitting two or more persons to be elected by a single resolution. If no further nominees for director are proposed for election at the Meeting, management of the Company intends to propose such a resolution at the Meeting, and the persons named in the accompanying form of proxy intend to vote the common shares
represented thereby in favour of such resolution.
It is intended that proxies received in favour of those persons named in the YELLOW proxy will be voted FOR the nominees whose names are set forth below, including on any ballot that may be called in respect of the election of directors, unless the shareholder has specified in the
YELLOW proxy that authority to do so is withheld. Management of the
Company does not contemplate that any of the nominees named below will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, where the proxy is granted to the
Management nominees, the nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting.
Each director will hold office until the next annual meeting or until his or her successor is elected or appointed.
Nominees
The following table sets out certain information with respect to the nominees for election as directors.  Management has nominated five directors for election. Mr. Lawrence Curtis has declined to stand for re-election. During the past five years, all of the nominees have held the principal business affiliations as noted opposite their respective names:
Name and Municipality of Residence
Office Held
Principal Occupation
Director
Since
Number of Common Shares Beneficially Owned or Over Which Control is
Exercised (1)Roland M. Larsen (3)
Richmond, Virginia
President, Chief Executive Officer and Director
Same as
"Office Held". Also President, Chief Executive Officer and a director of Sharpe Resources Corporation, a mineral exploration company 19962,021,997Mackenzie I. Watson (2), (3)
Montreal, Quebec
Director
Geological Consultant; President and a director of
Freewest Resources Canada Inc. 1996153,500James C. Dunlop (2)
Toronto, Ontario
Chairman of Audit Committee and Director
Vice-Chair of Athlone
Bancorp Inc.; President and C.E.O. of Cockfield Porretti Cunningham Investment Counsel Inc.; From August, 2001 to August 2004, Senior Vice- President and General Manager of Davis Rea Ltd.1996Nil
Notes:
(1)	The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Company has been furnished by the respective nominees individually. Directors may also receive options. See "Executive Compensation - Compensation of Directors".
(2) 	Member of the Audit Committee.
(3) 	Member of the Corporate Governance Committee.

Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of the Management and
Executive Compensation" below.
Corporate Cease Trade Orders or Bankruptcies
To the knowledge of Management, no proposed director of the Company:
(1) 	is, as at the date of this Circular or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that
capacity:
a.	was the subject of a cease trade or similar order or an
order that denied the relevant company access to any
exemption under securities legislation, for a period of
more than 30 consecutive days;
b. 	was subject to an event that resulted, after the director
or executive officer ceased to be a director or executive
officer, in the company being the subject of a cease trade
or similar order or an order that denied the relevant
company access to any exemption under securities
legislation, for a period of more than 30 consecutive days;
or
c. 	or within a year of that person ceasing to act in that
capacity, became bankrupt, made a proposal under any
legislation relating to bankruptcy or insolvency or was
subject to or instituted any proceedings, arrangement or
compromise with creditors or had a receiver, receiver
manager or trustee appointed to hold its assets;
(2) 	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to
bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its
assets; or
(3)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.
APPOINTMENT OF AUDITORS
The Board of Directors proposes that McCarney Greenwood LLP, Chartered Accountants, be appointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the directors. McCarney Greenwood LLP, Chartered Accountants, have been the auditors of the Company since January 15, 2004. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.
AUDIT COMMITTEE
The current members of the Company's Audit Committee are: James C.
Dunlop (Chair), Jeffrey Wolin, and Mackenzie I. Watson.
AUDIT COMMITTEE CHARTER
The charter of the Company's Audit Committee, as amended in 2007 to date, is as follows:
1.	Establishment of Audit Committee: The Board of Directors of the
Company hereby establishes a committee to be called the Audit
Committee. The Audit Committee is appointed by the Board of
Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:
(a)	Identify and monitor the management of the principal risks
that could impact the financial reporting of the Company;
(b)	Monitor the integrity of the Company's financial reporting
process and system of internal controls regarding financial
reporting and accounting compliance;
(c)	Monitor the independence and performance of the Company's
external auditors;  and
(d)	Provide an avenue of communication among the external
auditors, management and the Board of Directors.
The Audit Committee had the authority to conduct any
investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to
retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the
performance of its duties.
2.	Membership: The Audit Committee will be comprised of three or more directors as determined by the Board and the make-up of which shall satisfy applicable independence requirements of
applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board of
Directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time.
3.	The role of the Audit Committee is to provide oversight, and, in such a role, it has the powers set forth in this Charter. While being financially literate, the members of the Committee are generally not accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the
Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are prepared in accordance with generally accepted accounting principles. Nor is it the duty of the Audit Committee to conduct investigations and to assure compliance with any laws and regulations and the Company's business conduct guidelines. These matters are the responsibility of management and, in certain cases, the external auditor.
4.	Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the Board of Directors:
(a)	Meet with the independent external auditors (the
"auditors") and the senior management of the Company to
review the year-end audited financial statements of the
Company which require approval by the board of directors,
prior to the issuance of any press release in respect
thereof;
(b)	Review with senior management and, if necessary, the
auditors, the interim financial statements of the Company
prior to the issuance of any press release in respect
thereof;
(c)	Review the MD&A and press releases containing financial
results of the Company;
(d)	Review all prospectuses, material change reports and annual
information forms;
(e)	Review the audit plans and the independence of the
auditors;
(f)	Meet with the auditors independently of management;
(g)	In consultation with senior management, review annually and
recommend for approval by the Board of Directors:
a.	the appointment of auditors at the annual general
meeting of shareholders of the Company;
b.	the remuneration of the auditors; and
c.	pre-approve all non-audit services to be provided to
the Company by the external auditor;
(h)	Review with the auditors:
a.	the scope of the audit;
b.	the significant changes in the Company's accounting
principles, practices or policies; and
c.	new developments in accounting principles, reporting
matters or industry practices which may materially
affect the financial statements of the Company;
(i)	Review with the auditors and senior management the results
of the annual audit, and make appropriate recommendations
to the board of directors, having regard to, among other
things:
a.	the financial statements;
b.	management's discussion and analysis and related
financial disclosure contained in continuous
disclosure documents;
c.	significant changes, if any, to the initial audit
plan;
d.	accounting and reporting decisions relating to
significant current year events and transactions;
e.	the audit findings report and management letter, if
any, outlining the auditors' findings and
recommendations, together with management's response,
with respect to internal controls and accounting
procedures; and
f.	any other matters relating to the conduct of the
audit, including the review and opportunity to provide
comments in respect of any press releases announcing
year end financial results prior to issue and such
other matters which should be communicated to the
Audit Committee under generally accepted auditing
standards;
(j)	Review with the auditors the adequacy of management's
internal control procedures and management information
systems and inquiring of management and the auditors about
significant risks and exposures to the Company that may
have a material adverse impact on the Company's financial
statements, and inquiring of the auditors as to the efforts
of management to mitigate such risks and exposures;
(k)	Monitor policies and procedures for reviewing directors'
and officers' expenses and perquisites, and inquire about
the results of such reviews;
(l)	Review and approve written risk management policies and
guidelines including the effectiveness of the overall
process for identifying the principal risks affecting
financial reporting;
(m)	Review issues relating to legal, ethical and regulatory
responsibilities to monitor management's efforts to seek to
ensure compliance including any legal matters that could
have a significant impact on the Company's financial
statements, the Company's compliance with applicable laws
and regulations and inquiries received from regulators of
governmental agencies; and
(n)	Establish procedures for:
a.	the receipt, retention and treatment of complaints
received by the issuer regarding accounting, internal
accounting controls, or auditing matters; and
b.	the confidential, anonymous submission by employees of
the issuer of concerns regarding questionable
accounting or auditing matters.
5.	Administrative Matters: The following general provisions shall have application to the Audit Committee:
(a)	A quorum of the Audit Committee shall be the attendance of
two members thereof present in person or by telephone. No
business may be transacted by the Audit Committee except at
a meeting of its members at which a quorum of the Audit
Committee is present or by a resolution in writing signed
by all the members of the Audit Committee. Meetings of the
Audit Committee shall be held at least four times annually
and more often as the Chair of the Audit Committee may
determine;
(b)	Any member of the Audit Committee may be removed or
replaced at any time by resolution of the directors of the
Company. A member of the Audit Committee shall ipso facto
cease to be a member of the Audit Committee upon ceasing to
be a director of the Company. The board of directors, upon
recommendation of the Corporate Governance Committee, may
fill vacancies on the Audit Committee by appointment from
among its members. If and whenever a vacancy shall exist on
the Audit Committee, the remaining members may exercise all
of its powers so long as a quorum remains. Subject to the
foregoing, each member of the Audit Committee shall hold
such office until the close of the annual general meeting
of shareholders of the Company next following the date of
appointment as a member of the Audit Committee or until a
successor is duly appointed. Any member of the board of
directors who has served as a member of the Audit Committee
may be re-appointed as a member of the Audit Committee
following the expiration of his term;
(c)	The Audit Committee may invite such officers, directors and
employees of the Company as it may see fit from time to
time to attend at meetings of the Audit Committee and to
assist thereat in the discussion of matters being
considered by the Audit Committee. The independent auditor
of the Company is to appear before the Audit Committee when
requested to do so by the Audit Committee;
(d)	The time at which and the place where the meetings of the
Audit Committee shall be held, the calling of meetings and
the procedure at such meetings shall be determined by the
Audit Committee, having regard to the by-laws of the
Company. A meeting of the Audit Committee may be held at
any time without notice if all of the members are present
or, if any members are absent, those absent have waived
notice or otherwise signified their consent in writing to
the meeting being held in their absence;
(e)	The Chair shall preside at all meetings of the Audit
Committee and shall have a second and deciding vote in the
event of a tie, provided that, in the event of a tie vote
when only two members of the Audit Committee are present at
a particular meeting, the matter shall be resolved by a
future vote of members of the Audit Committee at which more
than two members are present. In the absence of the Chair,
the other members of the Audit Committee shall appoint one
of their members to act as Chair for the particular
meeting;
(f)	Notice of meetings of the Audit Committee may be given to
the auditor of the Company and shall be given in respect of
meetings relating to the annual audited financial
statements. The auditor has the right to appear before and
to be heard at any meeting of the Audit Committee. Upon the
request of the auditor, the Chair of the Audit Committee
shall convene a meeting of the Audit Committee to consider
any matters which the auditor believes should be brought to
the attention of the directors or shareholders of the
Company;
(g)	The Audit Committee shall report to the directors of the
Company on such matters and questions relating to the
financial position of the Company or any affiliates of the
Company as the directors of the Company may from time to
time refer to the Audit Committee;
(h)	The members of the Audit Committee shall, for the purpose
of performing their duties, have the right of inspecting
all the books and records of the Company and its affiliates
and of discussing such books and records in any matter
relating to the financial position of the Company with the
officers, employees and auditor of the Company and its
affiliates;
(i)	Minutes of the Audit Committee will be recorded and
maintained and the Chair of the Audit Committee will report
to the board of directors on the activities of the Audit
Committee and/or the minutes will promptly be circulated to
the directors who are not members of the Audit Committee or
otherwise made available at the next meeting of directors;
(j)	The Chair of each meeting of the Audit Committee shall
appoint a person to act as recording secretary to keep the
minutes of the meeting. The recording secretary need not be
a member of the Audit Committee;
(k)	Unless the Audit Committee has been provided with express
instructions from the board of directors, the Audit
Committee shall function primarily to make assessments and
determinations with respect to the purposes mandated herein
and its decisions shall serve as recommendations for
consideration by the board of directors;
(l)	The Audit Committee is a committee of the Board of
Directors and is not and shall not be deemed to be an agent of the Company's shareholders for any purpose whatsoever.
The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the Company or other liability whatsoever.
Composition of the Audit Committee
Each of the members of the Company's Audit Committee is considered to be financially literate. James Dunlop, Mackenzie Watson and Jeffrey Wolin are each independent of management of the Company.
Audit Committee Oversight
Since the commencement of the Company's most recently completed financial year, the recommendations of the Audit Committee in respect of the external auditor were adopted by the Board of Directors.
Auditors' Fees
For the fiscal year ended January 31, 2007, the aggregate amounts billed for professional services rendered by the Company's auditors, McCarney Greenwood LLP, to the Company and its subsidiaries were approximately Cdn$42,500 for audit fees, nil for audit related fees, Cdn$2500 for tax fees and Cdn$680 for all other non-audit fees; the comparative figures for the fiscal year ended January 31, 2006 were approximately Cdn$35,500, $nil, Cdn$2,500, and Cdn$568, respectively. "Audit fees" are fees for professional services for the audit of the Company's financial statements and review of quarterly financial statements, services that are normally provided by McCarney Greenwood
LLP in connection with statutory and regulatory filings or engagements or any other services performed by McCarney Greenwood LLP to comply with generally accepted auditing standards; "audit related fees" are fees for assurance and related services that are typically performed by the independent public accountant; "tax fees" are fees for tax compliance, tax advice and tax planning; and "non-audit fees" are fees for any services not included in the first three categories.
Auditors' Independence
The Audit Committee evaluates on a yearly basis the independence of the Company's auditors and has concluded that McCarney Greenwood LLP is independent.
Policy and Procedures for Pre-Approval of Auditors' Services
The Audit Committee has adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.
The auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of McCarney Greenwood
LLP as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that Management recommends the Audit Committee engage the auditors to provide.
At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit Committee, and Management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.
To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.
To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.
The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.
The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Chair of the Audit Committee is responsible for tracking all auditors' fees against the estimates for such services and reporting to the Audit Committee every quarter.
As required by the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-
Oxley Act"), all audit, audit related and non-audit services rendered by McCarney Greenwood, LLP pursuant to engagements entered into since
May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and nonaudit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X
Exemptions
The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 "Audit Committees", which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by the Multilateral Instrument.
CORPORATE GOVERNANCE

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes:
*	developing criteria governing the size and overall composition of the Board;
*	conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
*	recommending new nominees for the Board (in consultation with the
Chairman and the Chief Executive Officer);
*	recommending the compensation of directors; and
*	seeking to ensure that the Company's policy on disclosure and insider trading, including communication to the different
stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure
obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and
broadly disseminated in accordance with all applicable legal and regulatory requirements.
Independence of Board
The Board is currently comprised of five directors, four of whom are considered to be "independent" for the purposes of Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"): Mackenzie Watson, James Dunlop, Kimberly Koerner, and Laurence Curtis. Mr. Curtis is not standing for re-election at the Meeting. Director nominee Jeffrey
Wolin is considered to be independent for the purposes of MI 52-110. Roland Larsen is the Company's President and Chief Executive Officer
and is therefore not considered to be independent for the purposes of
MI 52-110.
Directorships
The Board has not adopted a formal policy relating to the ability of directors to serve on boards of other public issuers but believes disclosure of common board memberships is important. There are three directors who are currently members of boards of other public companies. Roland Larson is the President, Chief Executive Officer and
a director of Sharpe Resources Corporation. Mackenzie Watson is a director of Freewest Resources Canada Inc. Mr. Laurence Curtis is not standing for re-election at the Meeting. Director Jeffrey Wolin is an officer and director of Brighton Capital Inc.; a closely held corporation located in Beverly Hills, California.
Orientation and Continuing Education
The Company does not have a formal orientation and education program for new directors, but seeks to provide them with an introductory overview of the Company, including all relevant corporate information, committee mandates, the role, duties and expectations of directors and other background information. To foster the directors' familiarity with corporate matters on an on-going basis, senior management reports at Board meetings on business activities and developments. Individual directors or committees may, in appropriate circumstances, engage an outside advisor at the expense of the Company.
Ethical Business Conduct
RSM is committed to maintaining high standards of integrity and accountability in conducting its business. It is RSM's goal to seek to ensure that its best interests are paramount in all of its dealings with consultants, competitors, existing and potential business partners and other representatives wherever possible, and are conducted in a manner that avoids actual or potential material conflicts of interest.
Nomination of Directors
The Corporate Governance Committee co-ordinates the annual evaluation of the Board, the committees of the Board and individual directors.
All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. In considering the nomination of a director for election or re-election to the Board, the Committee looks at a number of factors, including a director's experience and expertise, qualifications under applicable law, material change in employment and meeting attendance record where applicable.
Compensation
The Corporate Governance Committee also has the responsibility of annually initiating a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive
Officer.
Assessments
The Board of Directors evaluates and reviews its own performance and that of its committees and directors on a periodic basis. The Board believes that its current composition facilitates effective decision-making.
SECTION 4	STATEMENT OF EXECUTIVE COMPENSATION
Compensation of Named Executive Officers
The following table, presented in accordance with applicable securities regulations, sets forth all compensation paid by the Company for each of its three most recent financial years to each Chief Executive Officer, each Chief Financial Officer of the Company, as well as to the three most highly compensated individuals who were serving as executive officers of the Company at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn$150,000 (collectively, the "Named Executive Officers"). Summary Compensation Table
Name and
Principal
Position
Year
Annual Compensation
Long Term Compensation
All Other
Compensation
(US$)


Salary
(US$)
Bonus
(US$)
Other Annual
Compensation
(US$)
Securities
Under
Options
Granted
(#)
Restricted
Shares or
Restricted
Share
Units
(US$)
LTIP
Payouts
(US$)

Roland M.
Larsen,
President
and CEO
2007
2006
2005
$252,621
$96,000
Nil
$170,000
Nil
Nil
Nil
$60,000
$1,408,000
1,130,000
(1) 675,000
(2)
Nil
Nil
Nil
Nil
Nil
Nil
Nil
Nil
36,000
Samuel
Gulko,
Chief
Financial
Officer(3)
2007
$7155
Nil
$5000
Nil
Nil
Nil
Nil
Notes:
(1)	400,000 options issued on April 13, 2005 having an exercise price of
Cdn$0.39 expiring April 13, 2010; 600,000 options issued on May 16,
2005 having an exercise price of Cdn$0.29 expiring May 16, 2010;
130,000 options issued on January 20, 2006 having an exercise price of Cdn$0.87 expiring January 20, 2011.
(2)	Options issued on May 4, 2004 have an exercise price of Cdn$0.36 and expiry date on May 4, 2009. 1,408,000 options issued on May 2, 2006 having an exercise price of Cdn$1.44 and an expiry date of May 2, 2006.
(3)	Mr. Gulko was appointed Chief Financial Officer of the Company, on a part-time basis, effective November 1, 2006. Under his contract of employment, Mr. Gulko is entitled to the award of options to purchase 100,000 shares of common stock at the price of US$0.60 a share. These options have yet to be awarded. Had he been employed by the Company for the entire fiscal year (also on a part-time basis), he could have earned approximately US$60,000 in salary and approximately Nil in bonuses. These amounts are estimates only and are based on a grossed-up calculation of the amounts Mr. Gulko actually received in the fiscal year ended January 31, 2007. Prior to Mr. Gulko's appointment, the
Company did not have a have Chief Financial Officer, and the Corporate Secretary of the Company, Kimberly Koerner, acted in this capacity for the fiscal period ended January 31, 2006.
Option/SAR Grants During The Most Recently Completed Financial Year
The following table lists the individual grants of options and SARs made during the most recently completed financial year to each Named Executive Officer.
Name
Securities
Under
Options/SARS
Granted
(# common
shares)
% of Total
Options/SARS
Granted to
Employees in
Financial
Year
Exercise or
Base Price
($/Security)
CAD$
Market Value
of
Securities
Underlying
Options/SARS
on the Date
of Grant
($/Security)
CAD$
Expiration
Date
Roland M.
Larsen
1,130,000
59.9%
$0.39 -
400,000
$0.29 -
600,000
$0.87 -
130,000
$1.44 -
1,408,000
$0.39
$0.29
$0.87
$1.44
April 13,
2010
May 16, 2010
Jan. 20,
2011
May 2, 2011
The following table lists each exercise of options and SARs during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options and SARs, on an aggregated basis.
Aggregate Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values
Name
Securities
Acquired on
Exercise (#)
Aggregate Value
Realized ($)
CAD$
Unexercised
Options at
Financial Year-
End (#)
Exercisable/
Unexercisable
Value of
Unexercised in
the Money
Options at
Financial Year-
End ($)
Exercisable/
Unexercisable
 CAD$
Roland Larsen
Nil
Nil
2,885,000/Nil
$1,922,350/Nil

Equity Compensation Plan Information

Number of securities
to be issued upon
exercise of
outstanding options,
warrants and rights
(#)
Weighted-average
exercise price of
outstanding options,
warrants and rights
($)
CAD$
Number of securities
remaining available
for future issuance
under equity
compensation plans
(excluding
securities reflected
in column (a)
Plan Category
(a)
(b)
(c)
Equity compensation
plans approved by
securityholders
5,670,000
$0.33
122,258
Equity compensation
plans not approved
by securityholders
N/A
Nil
Nil
Total
5,670,000
$0.33
122,258
Employment Contracts
There are current employment contracts in place between the Company and each of the Chief Executive Officer, Mr. Larsen, and Chief Financial Officer, Mr. Gulko. Other than as described herein or in the financial statements accompanying this Circular, there are no other employment contracts between either the Company or its subsidiaries and the above-named executive officers.
The employment contract of Mr. Larsen has been renewed twice, each time for a five year term. The contract was last renewed on January 1, 2006 and includes a base salary of US$250,000 per year and provides for an additional annual bonus payment. The contract also includes an early termination compensation clause which would entitle Mr. Larsen to receive, should the contract be terminated prior to the end of its specified term, the total amount still outstanding for the remainder of the specified term of the contract.
The employment contract of Mr. Gulko, the Chief Financial Officer of the Company, was entered into on October 25, 2006 and became effective as of November 1, 2006 for a term of 12 months at a rate of US$5,000 per month. The contract is terminable by either Mr. Gulko or the Company upon the delivery of thirty days' written notice to the other party.
Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation will be subject to the employment contract currently in place.
The Company has no pension plan.
COMPENSATION OF DIRECTORS
There were no payments to directors during the fiscal year ended
January 31, 2007.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Except as disclosed in the audited financial statements of the Company accompanying this Circular, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
To the knowledge of the directors of the Company, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since February 1, 2006, or in any proposed transaction, which has materially affected or will materially affect the Company or any of its subsidiaries and which has not been previously disclosed, except as disclosed herein and the financial statements attached hereto.
SECTION 5	OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management knows of no matters to come before the meeting of shareholders other than as set forth in the Notice of Meeting. However, if other matters which are not known to the Management should properly come before the Meeting, the accompanying YELLOW proxy will be voted on such matters in accordance with the judgment of the persons voting the YELLOW proxy.
ADDITIONAL INFORMATION
Further information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and on the Company's website at www.royalstandardminerals.com. However, it is not incorporated by reference herein.
RSM comparative financial statements for the fiscal year ended January 31, 2007 are available there, and financial and other information relating to the Company can be found in the management's discussion and analysis of financial condition and results of operations for the fiscal year ended January 31, 2007.
Copies of the Company's comparative financial statements for the fiscal year ending January 31, 2007 together with the report of the auditors thereon, management's discussion and analysis of RSM's financial condition and results of operations for the fiscal year ending January 31, 2007 and this Circular are also available upon request from the Corporate Secretary.
SECTION 6	SHAREHOLDER PROPOSALS
We will consider proposals from shareholders to include as items in next year's management proxy circular for our 2008 annual shareholders meeting. Please send your proposal to us by February 24, 2008. APPROVAL OF DIRECTORS
The contents of this Circular and the sending thereof to the shareholders, directors and auditors of the Company has been approved by the Board of Directors.


ON BEHALF OF THE BOARD OF DIRECTORS





(Signed) "Roland M. Larsen"


Director



        Schedule "A"
CONTINUANCE RESOLUTION
RESOLUTION OF THE SHAREHOLDERS OF
ROYAL STANDARD MINERALS INC.
(the "Company")

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	the continuance (the "Continuance") of the Company under the
Canada Business Corporations Act from the Business Corporations Act
(New Brunswick) be and is hereby authorized and approved;
2.	RSM make an application to the Director appointed under the
Canada Business Corporations Act for a certificate of continuance and obtain a certificate of discontinuance from the Director appointed under the Business Corporations Act (New Brunswick);
3.	effective on the date of such continuance as a company under the
Canada Business Corporations Act on the issuance of the certificate of continuance, the Company adopt the articles of continuance (the "New Articles"), substantially in the form attached as Schedule "B" to the management proxy circular of the Company dated May 24, 2007, to replace the existing articles of the Company, and such New Articles be and they are hereby authorized and approved;
4.	without limiting the generality of the foregoing paragraph 3, the authorized share capital of the Company shall be amended upon the filing of the New Articles by, in addition to unlimited common shares, the creation of an unlimited number of preferred shares issuable in series having the rights, privileges, restrictions and conditions as set out in the New Articles, and by the cancellation of the authorized and unissued Special Shares;
5.	notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and they are hereby authorized, in their discretion, to determine, at any time prior to the Continuance, not to proceed with the
Continuance, without further notice to or approval of shareholders of the Company; and
6.	any one director or officer of the Company be and he is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things that, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the intent of the foregoing special resolution, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.



        Schedule "B"
NEW ARTICLES



APPENDIX 1 TO THE NEW ARTICLES

PREFERRED AND COMMON SHARE TERMS

PREFERRED SHARES
        The Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions, conditions and designations hereinafter set forth:
1.	Issuable in Series
        The Preferred Shares may be issued from time to time in one or more series composed of such number of shares and with such preferred, deferred or other special rights, privileges, restrictions, conditions and designations attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the directors of the Corporation and confirmed and declared by articles of amendment including, without limiting the generality of the foregoing:
(a)	the rate, amount or method of calculation of any dividends,
and whether such rate, amount or method of calculation
shall be subject to change or adjustment in the future, the
currency or currencies of payment, the date or dates and
place or places of payment thereof and the date or dates
from which any such dividends shall accrue, provided always
that dividends on each series of Preferred Shares shall be
non-cumulative;
(b)	any right of redemption and/or purchase and the redemption
or purchase prices and terms and conditions of any such
right;
(c)	any right of retraction vested in the holders of Preferred
Shares of such series and the prices and terms and
conditions of any such rights;
(d)	any rights upon dissolution, liquidation or winding-up of
the Corporation;
(e)	any voting rights; and
(f)	any other provisions attaching to any such series of
Preferred Shares.
2.	Priority
        No rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation over the shares of any other series of Preferred Shares. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Corporation ranking junior to the Preferred Shares.
3.	Notices and Voting
        Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section l of the conditions attaching to the Preferred Shares, the holders of Preferred Shares shall not, as such, be entitled to receive notice of or to attend meetings of the shareholders of the Corporation nor shall they have any voting rights for the election of directors or for any other purpose (except as provided in the Canada Business Corporations Act
(the "Act")).
4.	Purchase for Cancellation
        Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time. In the case of the purchase for cancellation by private contract, the Corporation shall not, except as required by law, be required to purchase
Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor shall it be required to make purchases from holders of Preferred Shares on a pro rata basis.
5.	Redemption
        Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, the Corporation may, at its option, redeem all or from time to time any part of the
outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, the redemption price per share, together with all dividends declared thereon and unpaid. Before redeeming any Preferred Shares the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, at least
30 days before the date specified for redemption; such notice shall set out the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Corporation shall pay or cause to be paid the redemption price together with all dividends declared thereon and unpaid to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in such notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed. In case a part only of the outstanding Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected, at the option of the directors, either by lot in such manner as the directors in their sole discretion shall determine or as nearly as may be pro rata (disregarding fractions) according to the number of Preferred Shares held by each holder. In case a part only of the Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in such notice, the holders of the shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unimpaired. On or before the date specified for redemption the Corporation shall have the right to deposit the redemption price of the shares called for redemption, together with all dividends declared thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.
6.	Retraction
        6.1 Rights of Retraction - Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares and to section 6.2 below, a holder of Preferred Shares shall be entitled to require the Corporation to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the
Preferred Shares registered in the name of such holder on the books of the Corporation at the redemption price per share, together with all dividends declared thereon and unpaid. A holder of Preferred Shares exercising his option to have the Corporation redeem, shall give notice to the Corporation, which notice shall set out the date on which the Corporation is to redeem, which date shall not be less than
10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred
Shares registered in his name redeemed by the Corporation, the number of the holder's shares to be redeemed.  The date on which the redemption at the option of the holder is to occur is hereafter referred to as the "option redemption date".  The holder of any
Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the option redemption date. Upon delivery to the Corporation of a share certificate or certificates representing the Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared thereon and unpaid.
Upon payment of the redemption price of the Preferred Shares to be redeemed by the Corporation together with all dividends declared thereon and unpaid, the holders thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof.
        6.2 Partial Redemptions - Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, if the redemption by the Corporation on any option redemption date of all of the Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, the Corporation shall be obligated to redeem only the maximum number of Preferred Shares which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata
(disregarding fractions of shares) according to the number of
Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Preferred Shares not redeemed by the Corporation; the Corporation shall, before redeeming any other Preferred Shares, redeem in the manner contemplated by section 5 of the conditions attaching to the Preferred Shares on the first day of each month thereafter the maximum number of such Preferred Shares so required by holders to be redeemed as would not then by contrary to any provisions of the Act or any other applicable law, until all of such shares have been redeemed, provided that the Corporation shall be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in section 5 of the conditions attaching to the Preferred Shares.
7.	Liquidation, Dissolution and Winding-up
        Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.
COMMON SHARES
        Subject to the prior rights of the holders of the Preferred Shares, the rights, privileges, restrictions, conditions attaching to the common shares are as follows:
1.	Dividends
        If in any fiscal year, after providing for the full dividends, if any, on the Preferred Shares, the Corporation may, in the discretion of the directors, declare dividends on the common shares.
2.	Liquidation, Dissolution or Winding-up
        Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.
3.	Notice and Voting
        The holders of the common shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation (except where the holders of a specified class or series are entitled to vote separately as a class or series as provided in the Act) and, subject to applicable law and regulatory requirements, each common share shall confer the right to 1 vote in person or by proxy at all meetings of shareholders of the Corporation.


APPENDIX 2
OTHER PROVISIONS

(a) The directors of the Corporation may appoint one or more directors of the Corporation but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Corporation. Any directors of the Corporation appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.
(b) The number of directors within the minimum and maximum number provided for in these articles shall be determined by the directors from time to time.


        Schedule "C"
DISSENT RIGHTS UNDER SECTION 131 OF THE NBBCA
SECTION 131 OF THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)
131(1)	Subject to sections 132 and 166, a holder of shares of any class of
a
corporation may dissent if the corporation is subject to an order under paragraph 128(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 113 to add, change or remove restrictions on the transfer of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 113 to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(c)	amend its articles under section 113 to provide that meetings of the shareholders may be held outside New Brunswick at one or more specified places;

(d)	amalgamate with another corporation, otherwise than under section
123;

(e)	be continued under the laws of another jurisdiction under section
127; or

(f)	sell, lease or exchange all or substantially all its property under subsection 130(1).

131(2)	A holder of shares of any class or series of shares entitled to vote under section 115 may dissent if the corporation resolves to amend its articles in a manner described in that section.

131(3)	In addition to any other right he may have, but subject to
subsection
(26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents becomes effective, or an order is made under subsection 128(5), to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution is adopted or an order is made, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the resolution shall be excluded.

131(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

131(5)	A dissenting shareholder shall send to the registered office of the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

131(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has sent the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

131(7)	A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6), or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

(a)	his name and address;

(b)	the number and class of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of such shares.

131(8)	Not later than the thirtieth day after the sending of a notice under subsection (7), a dissenting shareholder shall send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

131(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

131(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

131(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

(a)	the dissenting shareholder withdraws his notice before the
corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection
(12) and the dissenting shareholder withdraws his notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 113(2), terminate an amalgamation agreement under subsection 122(6), abandon an application for continuance under subsection 127(5), or abandon a sale, lease or exchange under subsection 130(7), in which case his rights as the holder of the shares in respect of which he had dissented are reinstated as of the date he sent the notice referred to in subsection (7), and he is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that have been endorsed in accordance with subsection (10), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

131(12)	A corporation shall, not later than fourteen days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

131(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

131(14)	Subject to subsection (26), a corporation shall pay for the shares of
a dissenting shareholder within ten days after an offer made under subsection
(12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

131(15)	Where a corporation fails to make an offer under subsection (12) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the Court may allow, apply to the Court to fix a fair value for the shares of any dissenting shareholder.

131(16)	If a corporation fails to apply to the Court under subsection (15),
a
dissenting shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow.

131(17)	If a corporation fails to comply with subsection (12), then the costs
of a shareholder application under subsection (16) are to be borne by the corporation unless the Court otherwise orders.

131(18)	Before making application to the Court under subsection (15) or not later than seven days after receiving notice of an application to the Court under subsection (16), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (7),
and

(b)	has not accepted an offer made by the corporation under subsection
(12), if such offer was made,

of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in paragraphs (a) and (b), within three days after he satisfies such conditions.

131(19)	All dissenting shareholders who satisfy the conditions set out in paragraphs (18)(a) and (b) shall be deemed to be joined as parties to an application under subsection (15) or (16) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.

131(20)	Upon an application to the Court under subsection (15) or (16), the
Court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the Court shall then fix a fair value for the shares of all dissenting shareholders.

131(21)	The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders.

131(22)	The final order of the Court in the proceedings commenced by an application under subsection (15) or (16) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in paragraphs (18)(a) and (b).

131(23)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

131(24)	Where subsection (26) applies, the corporation shall, within ten days
after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

131(25)	Where subsection (26) applies, a dissenting shareholder, by written notice delivered to the registered office of the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw his notice of dissent, in which case the corporation shall be deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

131(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

131(27)	Upon application by a corporation that proposes to take any of the actions referred to in subsection (1), the Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Court thinks fit and notice of any such application and a copy of any order made by the Court upon such application shall be served upon the Director.

131(28)	The Director may appoint counsel to assist the Court upon the hearing
of an application under subsection (27).


        Schedule "D"
BY-LAW RESOLUTION
RESOLUTION OF THE SHAREHOLDERS OF
ROYAL STANDARD MINERALS INC.
(the "Company")

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	subject to the continuance of the Company under the Canada
Business Corporations Act from the Business Corporations Act (New Brunswick) (the "Continuance"), By-law No. 1, a new by-law relating generally to the business and affairs of the Company, substantially in the form attached as Schedule "E" to the management proxy circular of the Company dated May 24, 2007, is hereby confirmed and all prior by-laws are repealed;
2.	By-law No. 1 shall become effective on the date of the
certificate of continuance of the Company issued by the Director under the Canada Business Corporations Act; and
3.	any one director or officer of the Company is hereby authorized and directed to execute or to cause to be executed and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things was, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.



        Schedule "E"
ROYAL STANDARD MINERALS INC.
BY-LAW NO. 1
ARTICLE 1
INTERPRETATION
Section 1.1	Definitions.
        As used in this by-law, the following terms have the following meanings:
"Act" means the Canada Business Corporations Act and the
regulations under the Act, all as amended, re-enacted or replaced from time to time.
"Authorized Signatory" has the meaning specified in 0.
"Corporation" means Royal Standard Minerals Inc. and includes its successors.
"person" means a natural person, partnership, limited
partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning.
"recorded address" means (i) in the case of a shareholder or other securityholder, the shareholder's or securityholder's
latest address as shown in the records of the Corporation, (ii)
in the case of joint shareholders or other joint securityholders, the address appearing in the records of the Corporation in
respect of the joint holding or, if there is more than one
address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person's latest address as shown in the records of the
Corporation or, if applicable, the last notice filed with the
Director under the Act, whichever is the most recent.
"show of hands" means, in connection with a meeting, a show of hands by persons present at the meeting, the functional
equivalent of a show of hands by telephonic, electronic or other means of communication and any combination of such methods.
Terms used in this by-law without definition that are defined in the
Act have the meanings given to such terms in the Act.
Section 1.2	Interpretation.
        The division of this by-law into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.  Words importing the singular number include the plural and vice versa.  Any reference in this by-law to gender includes all genders.  In this by-law the words "including", "includes" and "include" means "including (or includes or include) without limitation".
Section 1.3	Subject to Act and Articles.
        This by-law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this by-law, the provision of the Act or the articles will govern.
ARTICLE 2
BUSINESS OF THE CORPORATION
Section 2.1	Financial Year.
        The financial year of the Corporation ends on such date of each year as the directors determine from time to time and, until otherwise determined, shall be January 31.
Section 2.2	Execution of Instruments and Voting Rights.
        Contracts, documents and instruments may be signed on behalf of the Corporation, either manually or by facsimile or by electronic means, (i) by any one of the following: a director, the chair of the board, the president, the chief executive officer, the chief financial officer, a vice-president, the corporate secretary and the treasurer or (ii) by any other person authorized by the directors from time to time (each Person referred to in (i) and (ii) is an "Authorized Signatory"). Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory. In addition, the directors may, from time to time, authorize any person or persons (i) to sign contracts, documents and instruments generally on behalf of the Corporation or to sign specific contracts, documents or instruments on behalf of the Corporation and
(ii) to exercise voting rights for securities held by the Corporation generally or to exercise voting rights for specific securities held by the Corporation. Any Authorized Signatory, or other person authorized to sign any contract, document or instrument on behalf of the Corporation, may affix the corporate seal, if any, to any contract, document or instrument when required.
        As used in this Section, the phrase "contracts, documents and instruments" means any and all kinds of contracts, documents and instruments in written or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates and all other paper writings or electronic writings.
Section 2.3	Banking Arrangements.
        The banking and borrowing business of the Corporation or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time.
All such banking and borrowing business or any part of it may be transacted on the Corporation's behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time. This paragraph does not limit in any way the authority granted under 0.
Section 2.4	Borrowing Power.
        Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:
(a)	borrow money upon the credit of the Corporation;
(b)	issue, reissue, sell or pledge bonds, debentures,
notes or other evidences of indebtedness or guarantee
of the Corporation, whether secured or unsecured;
(c)	to the extent permitted by the Act, give a guarantee
on behalf of the Corporation to secure performance of
any present or future indebtedness, liability or
obligation of any person; and
(d)	mortgage, hypothecate, pledge or otherwise create a
security interest in all or currently owned or
subsequently acquired real or personal, movable or
immovable, property of the Corporation including book
debts, rights, powers, franchises and undertakings, to
secure any such bonds,
(e)	debentures, notes or other evidences of indebtedness
or guarantee or any other present or future
indebtedness, liability or obligation of the
Corporation.
        Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.
Section 2.5	Delegation.
        The board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by 0 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.
Section 2.6	Corporate Seal
        The Corporation may but need not have a corporate seal and if one is adopted, it shall be in a form approved from time to time by the Board.
ARTICLE 3
DIRECTORS
Section 3.1	Number of Directors.
        If the articles specify a minimum and a maximum number of directors, the number of directors is the number within the minimum and maximum determined by the directors from time to time.  No decrease in the number of directors will shorten the term of an incumbent director.
Section 3.2	Qualification.
        The qualifications of directors shall be determined in accordance with the Act.
Section 3.3	Place of Meetings.
        Meetings of directors may be held at any place in or outside
Canada.
Section 3.4	Calling of Meetings.
        The chair of the board, the president, the chief executive officer or any two or more directors may call a meeting of the directors at any time. Meetings of directors will be held at the time and place as the person(s) calling the meeting determine.
Section 3.5	Regular Meetings.
        The directors may establish regular meetings of directors. Any resolution establishing such meetings will specify the dates, times and places of the regular meetings and will be sent to each director.
Section 3.6	Notice of Meeting.
        Subject to this section, notice of the time and place of each meeting of directors will be given to each director not less than 48 hours before the time of the meeting. No notice of meeting is required for any regularly scheduled meeting except where the Act requires the notice to specify the purpose of, or the business to be transacted at, the meeting. Provided a quorum of directors is present, a meeting of directors may be held, without notice, immediately following the annual meeting of shareholders.
        The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.
Section 3.7	Waiver of Notice.
        A director may waive notice of a meeting of directors, any irregularity in a notice of meeting of directors or any irregularity in a meeting of directors. Such waiver may be given in any manner and may be given at any time either before or after the meeting to which the waiver relates.  Waiver of any notice of a meeting of directors cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.
Section 3.8	Quorum.
        A majority of the number of directors in office or such greater or lesser number as the directors may determine from time to time, constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.
Section 3.9	Meeting by Telephonic, Electronic or Other
Communication Facility.
        If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.
Section 3.10	Chair.
        The chair of any meeting of directors is the first mentioned of the following officers that is a director and is present at the meeting:
(a)	the chair of the board; or
(b)	the president.
If no such person is present at the meeting, the directors present shall choose one of their number to chair the meeting.
Section 3.11	Secretary.
        The corporate secretary, if any, will act as secretary at meetings of directors. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a director, to act as secretary of the meeting.
Section 3.12	Votes to Govern.
        At all meetings of directors, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting is not entitled to a second or casting vote.
Section 3.13	Conflict of Interest.
        Directors shall disclose any conflict of interest in accordance with the Act.
Section 3.14	Remuneration and Expenses.
        The directors may determine from time to time the remuneration, if any, to be paid to a director for his or her services as a director. The directors are also entitled to be reimbursed for travelling and other out-of-pocket expenses properly incurred by them in attending directors meetings, committee meetings and shareholders meetings and in the performance of other duties of directors of the Corporation. The directors may also award additional remuneration to any director undertaking special services on the Corporation's behalf beyond the services ordinarily required of a director by the
Corporation.
        A director may be employed by or provide services to the Corporation otherwise than as a director. Such a director may receive remuneration for such employment or services in addition to any remuneration paid to the director for his or her services as a director.
ARTICLE 4
COMMITTEES
Section 4.1	Committees of Directors.
        The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that, under the Act, a committee of directors has no authority to exercise, including to:
(a)	submit to the shareholders any question or matter requiring
approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of
auditor, or appoint additional directors;
(c)	issue securities except in the manner and on the terms
authorized by the board;
(d)	declare dividends;
(e)	purchase, redeem or otherwise acquire shares issued by the
Corporation;
(f)	pay a commission in connection with the sale of shares of
the Corporation, except as authorized by the directors;
(g)	approve a management proxy circular;
(h)	approve a take-over bid circular or directors' circular;
(i)	approve any annual financial statements; or
(j)	adopt, amend or repeal by-laws.
Section 4.2	Proceedings.
        Meetings of committees of directors may be held at any place in or outside Canada. At all meetings of committees, every question shall be decided by a majority of the votes cast on the question.
Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing its quorum, provided that quorum may not be less than a majority of its members; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; and (iv) selecting a chair for a meeting.
        Subject to a committee of directors establishing rules and procedures to regulate its meetings, 0 to 0 inclusive apply to committees of directors, with such changes as are necessary.
Section 4.3	Audit Committee
        The board shall elect annually from among its number an audit committee, which shall have the powers and duties and shall meet the minimum composition requirements as provided in the Act and any securities legislation or rules applicable to the Corporation.
ARTICLE 5
OFFICERS
Section 5.1	Appointment of Officers.
        The directors may appoint such officers of the Corporation as they deem appropriate from time to time. The officers may include any of a chair of the board, a president, a chief executive officer, one or more vice-presidents, a chief financial officer, a corporate secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the appointed officers. No person may be the chair of the board unless that person is a director.
Section 5.2	Powers and Duties.
        Unless the directors determine otherwise, an officer has all powers and authority that are incident to his or her office. An officer will have such other powers, authority, functions and duties that are prescribed or delegated, from time to time, by the directors. Subject to the Act, the directors may, from time to time, vary, add to or limit the powers and duties of any officer.
Section 5.3	Chair of the Board.
        If appointed, the chair of the board will preside at directors meetings and shareholders meetings in accordance with 0 and 0, respectively. The chair of the board will have such other powers and duties as the directors determine. Unless the board otherwise determines, during the absence or disability of the chair of the board, his or her duties shall be performed and his or her powers exercised by the president.
Section 5.4	President.
        If appointed, the president of the Corporation will have general powers and duties of supervision of the business and affairs of the Corporation. The president will have such other powers and duties as the directors determine. Subject to 0 and 0, during the absence or disability of the corporate secretary or the treasurer, or if no corporate secretary or treasurer has been appointed, the president will also have the powers and duties of the office of corporate secretary and treasurer, as the case may be.
Section 5.5	Corporate Secretary.
        If appointed, the corporate secretary will have the following powers and duties: (i) the corporate secretary will give or cause to be given, as and when instructed, notices required to be given to shareholders, directors, officers, auditors and members of committees of directors; (ii) the corporate secretary may attend at and be the secretary of meetings of directors, shareholders, and committees of directors and will have the minutes of all proceedings at such meetings entered in the books and records kept for that purpose; and
(iii) the corporate secretary will be the custodian of any corporate seal of the Corporation and the books, papers, records, documents, and instruments belonging to the Corporation, except when another officer or agent has been appointed for that purpose. The corporate secretary will have such other powers and duties as the directors or the president of the Corporation determine.
Section 5.6	Treasurer.
        If appointed, the treasurer of the Corporation will have the following powers and duties: (i) the treasurer will ensure that the Corporation prepares and maintains adequate accounting records in compliance with the Act; (ii) the treasurer will also be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; and (iii) at the request of the directors, the treasurer will render an account of the Corporation's financial transactions and of the financial position of the Corporation.  The treasurer will have such other powers and duties as the directors or the chief executive officer or president of the Corporation determine.
Section 5.7	Removal of Officers.
        The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer's rights under any employment contract with the Corporation.
Section 5.8	Agents & Attorneys
        The Corporation, by or under the authority of the board, shall have the power from time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.
Section 5.9	Conflict of Interest.
        Officers shall disclose any conflict of interest in accordance with the Act.
ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
Section 6.1	Limitation of Liability.
        Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the Act and other applicable law, no director or officer is liable for: (i)
the acts, omissions, receipts, failures, neglects or defaults of any other director, officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation; (iv) the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited; or (vi) any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.
Section 6.2	Indemnity.
        The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives. The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law. For greater certainty, the foregoing shall in no way diminish the extent of any indemnification to which any of the persons set forth in (i), (ii),
(iii) or (iv) above would have been entitled under a previous by-law of the Corporation.
Section 6.3	Insurance.
        The Corporation may purchase and maintain insurance for the benefit of any person referred to in 0 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.
ARTICLE 7
SHAREHOLDERS
Section 7.1	Calling Annual and Special Meetings.
        The directors and each of the chair of the board, the president and the chief executive officer have the power to call annual meetings of shareholders and special meetings of shareholders.  Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place within Canada or outside Canada as the person(s) calling the meeting determine from time to time.
Section 7.2	Electronic Meetings.
        Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.
Section 7.3	Notice of Meetings.
        If the Corporation is not a distributing corporation, the time period to provide notice of the time and place of a meeting of shareholders is not less than 48 hours and not more than sixty (60)
days before the meeting.
        The accidental omission to give notice of any meeting of shareholders to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.
Section 7.4	Representatives.
        A representative of a shareholder that is a body corporate or an association will be recognized if (i) a certified copy of the resolution of the directors or governing body of the body corporate or association, or a certified copy of an extract from the by-laws of the body corporate or association, authorizing the representative to represent the body corporate or association is deposited with the Corporation, or (ii) the authorization of the representative is established in another manner that is satisfactory to the corporate secretary or the chair of the meeting.
Section 7.5	Persons Entitled to be Present.
        The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the officers, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the persons present who are entitled to vote at the meeting.
Section 7.6	Quorum.
        A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are actually present at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.
Section 7.7	Proxies.
        A proxy shall comply with the applicable requirements of the Act and other applicable law and will be in such form as the directors may approve from time to time or such other form as may be acceptable to the chair of the meeting at which the instrument of proxy is to be used. A proxy will be acted on only if it is deposited with the Corporation or its agent prior to the time specified in the notice calling the meeting at which the proxy is to be used or, subject to the discretion of the chair of the meeting, it is deposited with the corporate secretary, a scrutineer or the chair of the meeting or any adjournment of the meeting prior to the time of voting.
Section 7.8	Chair, Secretary and Scrutineers.
        The chair of any meeting of shareholders is the first mentioned of the following officers that is present at the meeting:
(a)	the chair of the board;
(b)	the president; or
(c)	a vice-president (in order of corporate seniority).
If no such person is present at the meeting, the persons present who are entitled to vote shall choose a director who is present, or a shareholder who is present, to chair the meeting.
        The corporate secretary, if any, will act as secretary at meetings of shareholders. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a shareholder, to act as secretary of the meeting.
        If desired, the chair of the meeting may appoint one or more persons, who need not be shareholders, to act as scrutineers at any meeting of shareholders. The scrutineers will assist in determining the number of shares held by persons entitled to vote who are present at the meeting and the existence of a quorum.  The scrutineers will also receive, count and tabulate ballots and assist in determining the result of a vote by ballot, and do such acts as are necessary to conduct the vote in an equitable manner.  The decision of a majority of the scrutineers shall be conclusive and binding upon the meeting and a declaration or certificate of the scrutineers will be conclusive evidence of the facts declared or stated in it.
Section 7.9	Procedure.
        The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair's decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, shall be conclusive and binding upon the meeting of shareholders.
Section 7.10	Manner of Voting.
        Subject to the Act and other applicable law, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act and other applicable law, the chair of the meeting may require a ballot or any person who is present and entitled to vote may demand a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot shall be the decision of the shareholders upon the question.
        In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote is entitled to the number of votes that are attached to the shares which such person is entitled to vote at the meeting.
Section 7.11	Votes to Govern.
        Any question at a meeting of shareholders shall be decided by a majority of the votes cast on the question unless the articles, the by-laws, the Act or other applicable law or regulatory requirement requires otherwise. In case of an equality of votes either when the vote is by a show of hands or when the vote is by a ballot, the chair of the meeting is not entitled to a second or casting vote.
Section 7.12	Adjournment.
        The chair of any meeting of shareholders may, with the consent of the persons present who are entitled to vote at the meeting, adjourn the meeting from time to time and place to place, subject to such conditions as such persons may decide. Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. Any business may be considered and transacted at any adjourned meeting which might have been considered and transacted at the original meeting of
shareholders.
ARTICLE 8
SECURITIES
Section 8.1	Form of Security Certificates.
        Subject to the Act, security certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts.
Section 8.2	Transfer Agents and Registrars.
        The Corporation may from time to time appoint one or more agents to maintain, for each class or series of securities issued by it in registered or other form, a central securities register and one or more branch securities registers. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated both registrar and transfer agent. The Corporation may at any time terminate such appointment.
ARTICLE 9
PAYMENTS
Section 9.1	Payments of Dividends and Other Distributions.
        Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.
Section 9.2	Non-Receipt of Payment.
        In the event of non-receipt of any payment made as contemplated by 0 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.
Section 9.3	Unclaimed Dividends.
        To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of six (6) years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.
ARTICLE 10
MISCELLANEOUS
Section 10.1	Notices.
        Any notice, communication or document required to be given, delivered or sent by the Corporation to any director, officer, shareholder or auditor is sufficiently given, delivered or sent if delivered personally, or if delivered to the person's recorded address, or if mailed to the person at the person's recorded address by prepaid mail, or if otherwise communicated by electronic means permitted by the Act. The directors may establish procedures to give, deliver or send a notice, communication or document to any director, officer, shareholder or auditor by any means of communication permitted by the Act or other applicable law.  In addition, any notice, communication or document may be delivered by the Corporation in the form of an electronic document.
Section 10.2	Notice to Joint Holders.
        If two or more persons are registered as joint holders of any security, any notice may be addressed to all such joint holders but notice addressed to one of them constitutes sufficient notice to all of them.
Section 10.3	Computation of Time.
        In computing the date when notice must be given when a specified number of days' notice of any meeting or other event is required, the date of giving the notice is excluded and the date of the meeting or other event is included.
Section 10.4	Persons Entitled by Death or Operation of Law.
        Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security.  Such notices may have been given before or after the happening of the event upon which they became entitled to the security.
ARTICLE 11
EFFECTIVE DATE
Section 11.1	Effective Date.
        This by-law comes into force when made by the directors in accordance with the Act.
Section 11.2	Repeal.
        All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal does not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under any such by-law prior to its repeal.



        Schedule "F"
STOCK OPTION PLAN RESOLUTION
RESOLUTION OF THE SHAREHOLDERS OF
ROYAL STANDARD MINERALS INC.
(the "Company")

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	in accordance with the requirements of the TSX Venture Exchange, the Company's rolling stock option plan, a copy of which is
attached as Schedule "G" to the Company's management proxy
circular dated May 24, 2007, be and is hereby reconfirmed and approved; and
2.	any one director or officer of the Company is hereby authorized and directed for and in the name and on behalf of the Company to do all acts and things and to execute and deliver or cause to be delivered all documents and instruments which in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.



        Schedule "G"
ROYAL STANDARD MINERALS INC.
STOCK OPTION PLAN
1.	Purpose of Plan
The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Royal Standard Minerals Inc. and its subsidiaries (collectively, the "Company") in the growth and development of the Company by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Company.
2.	Administration
The Plan shall be administered by the Board of Directors of the Company, or if appointed, by a special committee of Directors appointed from time to time by the Board of Directors of the Company (such committee, or if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.
3.	Granting of Options
The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Corporation Employees and Consultants of the Company (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Company may be granted, and the number of Common Shares to be optioned to each, provided that:
(a)	the total number of Common Shares issuable pursuant to the
Plan shall not exceed 10% of the issued and outstanding
Common Shares, subject to adjustment as set forth in
section 10 hereof, and further subject to the applicable
rules and regulations of all regulatory authorities to
which the Company is subject, including the TSX Venture
Exchange (the "TSX Venture");
(b)	the number of Common Shares reserved for issuance, within a
one-year period, to any one Optionee shall not exceed 5% of
the Outstanding Common Shares;
(c)	the number of Common Shares reserved for issuance, within a
one-year period, to any one Consultant of the Company may
not exceed 2% of the Outstanding Common Shares;
(d)	the aggregate number of Common Shares reserved for
issuance, within a one-year period, to Employees or
Consultants conducting Investor Relations Activities may
not exceed 2% of the Outstanding Common Shares; and
(e)	In the case of Options granted to Employees, Consultants,
or Management Corporation Employees, the Company represents
that the Optionee is a bona fide Employee, Consultant or
Management Corporation Employee, as the case may be.
4.	Vesting
The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.
5.	Exercise Price
The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX Venture. In the event that the Company proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Company at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.
6.	Option Terms
The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:
(a)	upon the death of the Optionee, the Option shall terminate
on the date determined by the Committee, which date shall
not be later than the earlier of the expiry date of the
Option and 1 Year from the date of death (the "Termination
Date");
(b)	if the Optionee shall no longer be a Director or Officer
of, be in the employ of, or be providing ongoing management
or consulting services to the Company, the Option shall
terminate on the earlier of the expiry date of the Option
and the expiry of the period (the "Termination Date"), not
in excess of 90 days prescribed by the Committee at the
time of grant, following the date that the Optionee ceases
to be a Director, Officer or Employee of the Company, or
ceases to provide ongoing management or consulting services
to the Company, as the case may be; and
(c)	if the Option is granted to an Optionee who is engaged in
Investor Relations Activities on behalf of the Company, the
Option shall terminate on the earlier of the expiry date of
the Option and the expiry of the period (the "Termination
Date"), not in excess of 30 days prescribed by the
Committee at the time of grant, following the date that the
Optionee ceases to provide ongoing Investor Relations
Activities; provided that the number of Common Shares that
the Optionee (or his heirs or successors) shall be entitled
to purchase until the Termination Date shall be the number
of Common Shares which the Optionee was entitled to
purchase on the date of death or the date the Optionee
ceased to be an Officer, Director or Employee of, or ceased
providing ongoing management or consulting services to, the
Company, as the case may be.
7.	Exercise of Option
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office, or such other place as may be specified by the Company, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.
8.	Mergers, Amalgamation and Sale
If the Company shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Company shall, subject to this Section 8, make provision that, upon exercise of an Option during its un-expired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Company immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Company to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.
9.	Termination of Option in the Event of Take-Over Bid
In the event a take-over bid (as defined in the Securities Act (British Columbia), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Company, the Company may in the agreement providing for the grant of Options herein provide that the Company may require the disposition by the Optionee and the termination of any obligations of the Company to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges. Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.
10.	Alterations in Shares
Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Company, the payment of stock dividends by the Company, or other relevant changes in the capital of the Company.
11.	Option Agreements
A written agreement will be entered into between the Company and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the officers of the Company to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Company.
12.	Regulatory Authorities Approvals
The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.
13.	Amendment or Discontinuance of the Plan
The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.
14.	Common Shares Duly Issued
Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Company of the Exercise Price therefor in accordance with the terms of the Option, and the issuance of Common Shares there under will not require a resolution or approval of the Board of Directors of the Company.
15.	Prior Plans
This Plan entirely replaces and supersedes prior share option plans enacted by the Board of Directors of the Company, or its predecessor corporations.
16.	Definitions
(a)	In this Plan, capitalized terms used herein that are not
otherwise defined herein shall have the meaning ascribed
thereto in the Corporate Finance Manual of the TSX Venture
Exchange, and in particular, in policies 1.1 and 4.4 of
said Corporate Finance Manual.
(b)	"Outstanding Common Shares" at the time of any share
issuance or grant of Options means the number of Common
Shares that are outstanding immediately prior to the share
issuance or grant of Options in question on a non-diluted
basis, or such other number as may be determined under the
applicable rules and regulations of all regulatory
authorities to which the Company is subject, including the
TSX Venture Exchange.
17.	Effective Date
This Plan is effective from later of May 2, 2003 and Exchange Acceptance of the Plan.



Who do I call if I have any questions about the proxy or if I need help voting?
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the Company's proxy solicitation agent at:


100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1 (866) 690-7476
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